

February 1, 2012

<u>Via Email</u>
Mr. Joe Kaeser
Chief Financial Officer
Siemens Aktiengesellschaft
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany

> **Re: Siemens Aktiengesellschaft**
> **Form 20-F for the Fiscal Year Ended September 30, 2011**
> **Filed November 30, 2011**
> **File No. 001-15174**

Dear Mr. Kaeser:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended September 30, 2010

Item 18. Financial Statements, page F-1

-Consolidated Statement of Cash Flow, page F-4

1.   We note you use the indirect method of determining cash flows from operating activities within your cash flow statement and that you begin with income from continuing operations. Please tell us how your presentation complies with paragraph 18(b) of IAS 7 which indicates that you should begin with your profit or loss.

Note 2. Summary of Significant Accounting Policies, page F-10

-Revenue Recognition, page F-12

2.   We note from the first paragraph of this section that you recognize revenue to the extent that it is probable that the economic benefits will flow to the company and revenue can be reliably measured, regardless of when the payment is made. Please tell us how you considered the other criteria outlined in paragraphs 14 and 20 of IAS 18 in determining when to record revenue.

-Discontinued operations, page F-16

3.   In your accounting policy on discontinued operations and non-current assets held for disposal, you disclose that in presenting the financial effects of a discontinued operation, revenues and expenses arising from intragroup transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operation. You further clarify that no profit or loss is recognized for intragroup transactions. Please provide us with further information regarding how you apply this policy, quantifying the effects of the policy for the periods presented. Discuss further your basis under IFRS for not eliminating revenues and expenses arising from intragroup transactions that are considered to continue after the disposal of the discontinued operation.

Note 3. Critical Accounting Estimates, page F-23

Measurement of non-current assets and disposal groups…., page F-24

4.   We note on page F-24 that you determined the fair value less costs to sell for the disposal group of Siemens IT Solutions and Services based upon the Atos S.A. consideration given less commitments entered into by Siemens. We further note that the valuation of these commitments included subjective judgment by management on the probability, timing, and amount of these obligations. With a view towards enhanced disclosure, please provide the underlying assumptions utilized when determining these commitments and how these assumptions were developed.

Note 4. Acquisitions, Dispositions, and Discontinued Operations, page F-25

5.   We note from pages F-28 through F-30 that you have classified OSRAM AG as
        discontinued operations during the second quarter of fiscal 2011 due to your
        announcement to publicly list this company and that you have postponed the timing of
        the public listing depending on the stabilization of the public markets.   Please
        specifically explain to us how you meet the criteria outlined in paragraphs 7 through 9
        and Appendix B of IFRS 5 to continue to classify this subsidiary as discontinued
        operations and assets and liabilities as held for sale as of September 30, 2011.

Note 8. Income (Loss) from Investments Accounted for Using the Equity Method, Net, page F-
35

6.   We note here that you recorded your share of NSN's fiscal 2010 loss of €(280) million
        and on page F-50 and throughout the filing that you converted your outstanding
        shareholder loans to NSN into new equity during fiscal 2011. Please tell us whether there
        was any indication that this investment may be impaired during 2011 and whether you
        performed a test for impairment related to this investment. Please tell us the carrying
        amount of this investment as of September 30, 2011.

Note 12.   Trade and other Receivables, page F-41

7.   We note your disclosures on page F-23 related to how you assess your trade and other
        receivables for impairment and your concentration of sales to European countries
        disclosed on page F-113. Considering the European sovereign debt crisis and economic
        conditions and your concentration of sales in these foreign countries, please explain to us
        in more detail how you have assessed your outstanding receivable balances for potential
        impairment, including loans receivable, accounts receivable and loans from finance
        leases.

Note 16. Goodwill, page F-44

8.   We note that you began separately monitoring the solar and hydro business within the
        Renewable Energy Division during the third quarter of 2011, amongst others and that you
        ultimately recognized €128 million impairment of goodwill related to this business. With
        a view towards enhanced disclosure, please tell us the nature, amount, and timing of the
        impairment losses that you recognized related to your Solar Thermal Energy Business.
        Explain the reference to "amongst others" businesses that you started monitoring during
        the third quarter of 2011 and the results of your impairment tests. Please tell us the
        amount of the goodwill balance related to your Solar Thermal Energy Business as of
        September 30, 2011, following the write-off.

9.   We note on page 25 and throughout the filing that you decided in the third quarter of
        fiscal 2011 that you are going to shift the focus of certain particle therapy projects
        primarily to research within the Imaging & Therapy Systems Division of the Healthcare
        Sector and that you recognized €381 million related to the reevaluation of the commercial
        feasibility of particle therapy. Please explain to us how this impacted your fiscal 2011
        goodwill impairment analysis related to the Imaging & Therapy System Division within
        the Healthcare Sector as well as any related impairment analyses for other long-lived
        assets.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

        You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have
any questions regarding comments on the financial statements and related matters. Please
contact Tim Buchmiller at (202) 551- 3635 or Geoff Kruczek at (202) 551-3641 if you have
other questions. In this regard, do not hesitate to contact me at (202) 551-3671.

                                                        Sincerely,

                                                        /s/ Martin James

                                                        Martin James
                                                        Senior Assistant Chief Accountant